2004 – 2005

Saskatchewan

1st Quarter Financial
Report

The Hon. Harry Van Mulligen Minister of Finance	General Revenue Fund Update

1st Quarter Financial Report/GRF Update	1

1st Quarter Financial Report

General Revenue Fund Update

FINANCIAL OVERVIEW

To the end of the first quarter of 2004-05, the General Revenue Fund (GRF) balance before Fiscal Stabilization Fund (FSF) transfer is forecast to be up $70.5 million from Budget. The FSF transfer is down $70.5 million, yielding a balanced budget.

Total revenue is forecast to be $6,669.7 million, up $79.2 million from Budget.

Operating expense is forecast to be $6,156.2 million, up $8.7 million from Budget.

Debt servicing costs are forecast to be $614.0 million, unchanged from Budget.

2004-05 GRF Financial Summary
	Budget Estimate*	1st Quarter Forecast	Change from Budget
	(millions of dollars)
Revenue	$6,590.5	$6,669.7	$79.2
Operating Expense	6,147.5	6,156.2	8.7
Operating Surplus	443.0	513.5	70.5
Debt Servicing	614.0	614.0	--
Balance before FSF Transfer	(171.0)	(100.5)	70.5
FSF Transfer	171.1	100.6	(70.5)
Surplus	$0.1	$0.1	$--

* As a result of the Further Estimates, $13.0 million was added to the original Budget Estimate for both Operating Expense and the FSF Transfer.

The Fiscal Stabilization Fund balance is forecast to be $265.4 million at the end of 2004-05. This forecast reflects the $366.0 million FSF balance at the end of 2003-04 being reduced by the 2004-05 1st Quarter forecast drawdown of $100.6 million. The 1st Quarter forecast drawdown results from the $171.1 million 2004-05 Budget drawdown being reduced by the 1st Quarter improvement of $70.5 million.

Debt is forecast to be $11.8 billion – a decrease of $26.1 million from Budget.

Government debt is forecast to be $8.3 billion, down $66.7 million from Budget.

Crown corporation debt is forecast to be $3.5 billion – an increase of $40.6 million from Budget.

2	1st Quarter Financial Report/GRF Update

REVENUE UPDATE

To the end of the first quarter, provincial revenue is forecast to be up $79.2 million from the Budget estimate.

Revenue Reconciliation
(million of dollars)
Budget Estimate	$6,590.5

Own-Source Revenue Changes
Oil	+208.0
Natural Gas	+88.5
Potash	+55.6
Other	+20.3
Total Own-Source Change	+372.4

Federal Transfer Changes
Equalization	-309.9
Other	+16.7
Total Federal Transfer Change	-293.2

Total Change	+79.2

1st Quarter Forecast	$6,669.7

Own-source revenue is forecast to be up $372.4 million from Budget, primarily reflecting increased non-renewable resource revenue.

Oil revenue is forecast to be $608.8 million – an increase of $208.0 million from Budget – primarily reflecting higher prices (average fiscal year WTI price in US dollars per barrel is currently forecast at $32.74, versus the Budget estimate of $25.00). The revenue increase is partially offset by a wider light-heavy differential and a marginal decrease in production.

Natural gas revenue is forecast to be $226.9 million – an increase of $88.5 million from Budget – primarily reflecting higher prices (average fiscal year price per gigajoule is currently forecast at $6.08, versus the Budget estimate of $4.31). The increase is partially offset by a slight decrease in the production forecast.

Potash revenue is forecast to be $180.8 million – an increase of $55.6 million from Budget – primarily due to an increase in forecast prices and sales volumes, partially offset by increased production costs.

Transfers from the federal government are forecast to be down $293.2 million.

Equalization is forecast to be $132.6 million, a decrease of $309.9 million from Budget.

  As a result of the increased 2004-05 non-renewable resource revenue forecast, Equalization payments are forecast to decline by $285.4 million.
  Prior-year adjustments for non-renewable resource revenue are forecast to reduce Equalization payments by $33.7 million.
  These decreases are partially offset by a $9.2 million increase as a result of the renewal of the Equalization program.

Other federal transfers are forecast to be up $16.7 million from Budget, primarily due to a $12.3 million increase for the Public Health and Immunization Trust.

1st Quarter Financial Report/GRF Update	3

EXPENSE UPDATE

At the first quarter, provincial expense is projected to be up $8.7 million from the 2004-05 Budget.

The increase results from the following three changes.

  Culture, Youth and Recreation is forecast to be $5.0 million above Budget due to events and programs for Saskatchewan’s 2005 Centennial.
  Environment is forecast to be $2.7 million above Budget due to post-Budget decisions to extend the full response zone surrounding northern communities from 10 km to 20 km and to open all provincial parks on May 20, 2004.
  Health is forecast to be $1.0 million above Budget due to expanded childhood immunization programs.

Servicing government debt is forecast to be $614.0 million, unchanged from the 2004-05 Budget estimate.

Expense Reconciliation
(millions of dollars)
Budget Estimate	$6,147.5
Operating Expense Changes
Culture, Youth and Recreation	+5	.0
Environment	+2	.7
Health	+1	.0
Total Change	+8	.7

1st Quarter Forecast	$6,156.2

DEBT UPDATE

The GRF borrows for government and Crown corporations.

Debt as reported in the Province’s financial statements is comprised of:

  Gross Debt - the amount of money owed to lenders; l ess,
  Sinking Funds – the amount of money which has been set aside for the repayment of debt.

Debt plus guaranteed debt is used by most members of the financial community when analyzing creditworthiness. Debt as forecast in this Report includes guaranteed debt.

  Guaranteed Debt – the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

At the end of the first quarter of 2004-05, debt is forecast to be $11.8 billion – a decrease of $26.1 million from Budget.

4	1st Quarter Financial Report/GRF Update

At the end of the first quarter, government debt is forecast to be $8.3 billion – a decrease of $66.7 million from Budget. The decrease primarily reflects a decrease in the drawdown of the FSF.

Government Debt Reconciliation
(million of dollars)
Budget Estimate	$8,356.8
Fiscal Stabilization Fund	-70.5
Guaranteed Debt	+5	.7
Other Changes	-1.9
Total Change	-66.7

1st Quarter Forecast	$8,290.1

Crown corporation debt is forecast to be $3.5 billion – an increase of $40.6 million from Budget.

1st Quarter Financial Report/GRF Update	5

2004-05 First Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Revenue

	Budget Estimate	1st Quarter Forecast	Change from Budget
	(thousands of dollars)
Corporation Capital	$357,300	$362,300	$5,000
Corporation Income	249,800	249,800	--
Fuel	363,100	363,100	--
Individual Income	1,292,200	1,292,200	--
Sales	1,016,700	1,016,700	--
Tobacco	184,200	184,200	--
Other	80,600	80,600	--
Taxes	$3,543,900	$3,548,900	$5,000

Natural Gas	$138,400	$226,900	$88,500
Oil	400,800	608,800	208,000
Potash	125,200	180,800	55,600
Other	43,000	46,200	3,200
Non-Renewable Resources	$707,400	$1,062,700	$355,300

Crown Investments Corporation of Saskatchewan	$250,000	$255,000	$5,000
Saskatchewan Liquor and Gaming Authority	365,400	365,400	--
Other Enterprises and Funds	48,700	48,700	--
Transfers from Crown Entities	$664,100	$669,100	$5,000

Fines, Forfeits and Penalties	$11,700	$11,700	$--
Interest, Premium, Discount and Exchange	47,600	47,600	--
Motor Vehicle Fees	127,100	127,100	--
Other Licences and Permits	44,800	49,400	4,600
Sales, Services and Service Fees	84,500	87,000	2,500
Transfers from Other Governments	15,700	15,700	--
Other	18,000	18,000	--
Other Revenue	$349,400	$356,500	$7,100
Own-Source Revenue	$5,264,800	$5,637,200	$372,400

Canada Health Transfer	$419,400	$419,400	$--
Canada Social Transfer	259,300	261,800	2,500
Health Reform Transfer	46,700	46,700	--
Equalization Payments	442,500	132,600	(309,900)
Other	157,800	172,000	14,200
Transfers from the Government of Canada	$1,325,700	$1,032,500	$(293,200)
Revenue	$6,590,500	$6,669,700	$79,200

6	1st Quarter Financial Report/GRF Update

2004-05 First Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Expense

	Budget Estimate*	1st Quarter Forecast	Change from Budget
	(thousands of dollars)
Executive Branch of Government
Agriculture, Food and Rural Revitalization	$264,349	$264,349	$--
Community Resources and Employment	602,766	602,766	--
Corrections and Public Safety	118,887	118,887	--
Culture, Youth and Recreation	42,161	47,161	5,000
Environment	161,671	164,371	2,700
Executive Council	7,362	7,362	--
Finance	37,393	37,393	--
- Public Service Pensions and Benefits	204,263	204,263	--
Government Relations and Aboriginal Affairs	195,108	195,108	--
Health	2,700,416	2,701,402	986
Highways and Transportation	252,285	252,285	--
Industry and Resources	61,194	61,194	--
Information Technology Office	2,609	2,609	--
Justice	199,907	199,907	--
Labour	14,201	14,201	--
Learning	1,097,140	1,097,140	--
- Teachers' Pensions and Benefits	119,123	119,123	--
Northern Affairs	5,232	5,232	--
Public Service Commission	8,351	8,351	--
Sask. Property Management Corporation	16,808	16,808	--
Saskatchewan Research Council	7,779	7,779	--

Legislative Branch of Government
Chief Electoral Officer	761	761	--
Conflict of Interest Commissioner	122	122	--
Information and Privacy Commissioner	387	387	--
Legislative Assembly	18,772	18,772	--
Ombudsman and Children's Advocate	2,731	2,731	--
Provincial Auditor	5,755	5,755	--

Operating Expense	$6,147,533	$6,156,219	$8,686
Servicing Government Debt	614,000	614,000	--
Expense	$6,761,533	$6,770,219	$8,686

* As a result of the Further Estimates, $13.0 million was added to the original Budget Estimate for Health.

1st Quarter Financial Report/GRF Update	7

2004-05 First Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Debt
As at March 31, 2005

	Budget Estimate	1st Quarter Forecast	Change from Budget
	(thousands of dollars)
Crown Corporation Debt
Crown Investments Corporation of Saskatchewan	$32,800	$32,800	$--
Education Infrastructure Financing Corporation	3,386	--	(3,386)
Information Services Corporation of Saskatchewan	52,680	51,880	(800)
Investment Saskatchewan Inc.	14,988	14,988	--
Municipal Financing Corporation of Saskatchewan	14,947	14,947	--
Saskatchewan Crop Insurance Corporation	165,000	165,000	--
Saskatchewan Housing Corporation	79,167	79,167	--
Saskatchewan Opportunities Corporation	--	1,000	1,000
Saskatchewan Power Corporation	1,892,154	1,973,343	81,189
Saskatchewan Property Management Corporation	3,326	3,326	--
Saskatchewan Telecommunications Holding Corporation	386,980	360,636	(26,344)
Saskatchewan Water Corporation	60,772	59,464	(1,308)
SaskEnergy Incorporated	735,456	730,131	(5,325)
Crown Corporation Debt	$3,441,656	$3,486,682	$45,026
Government Debt	8,285,865	8,213,360	(72,505)
Debt	$11,727,521	$11,700,042	$(27,479)
Guaranteed Debt	76,123	77,478	1,355
Debt plus Guaranteed Debt	$11,803,644	$11,777,520	$(26,124)

Crown Corporation Gross Debt	$3,687,635	$3,731,935	$44,300
Crown Corporation Sinking Funds	(245,979)	(245,253)	726
	$3,441,656	$3,486,682	$45,026
Crown Corporation Guaranteed Debt	5,132	736	(4,396)
Crown Corporation Debt plus Guaranteed Debt	$3,446,788	$3,487,418	$40,630

Government Gross Debt	$9,009,922	$8,936,459	$(73,463)
Government Sinking Funds	(724,057)	(723,099)	958
	$8,285,865	$8,213,360	$(72,505)
Government Guaranteed Debt	70,991	76,742	5,751
Government Debt plus Guaranteed Debt	$8,356,856	$8,290,102	$(66,754)
Debt plus Guaranteed Debt	$11,803,644	$11,777,520	$(26,124)